SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 2)

First Financial Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

320218100

(CUSIP Number)

December 31, 20101

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The PNC Financial Services Group, Inc., PNC Bancorp, Inc. and PNC Bank, National Association (together, “PNC”) filed a Schedule 13G/A (Final Amendment) on February 11, 2011 disclosing that PNC ceased to beneficially own more than 5% of the shares of common stock of the issuer. The Final Amendment was filed based on a clerical error, which PNC discovered in a recent review of investment holdings. This Amendment No. 2 to Schedule 13G/A is being filed to correct the previous filing. Except as otherwise provided, all share numbers reflected as beneficially owned by the reporting persons in this Schedule 13G/A are as of October 15, 2014 and ownership percentages are based on 13,355,272 shares of common stock issued and outstanding of the issuer as of August 5, 2014, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 filed on August 7, 2014.

CUSIP No. 320218100		Page 1 of 8 Pages
1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	2) Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	3) SEC USE ONLY
4)	4) Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power 40
	6)	Shared Voting Power 1,008,658
	7)	Sole Dispositive Power 40
	8)	Shared Dispositive Power 1,008,658
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,008,698
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 7.6%
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 320218100		Page 2 of 8 Pages
1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	2) Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	3) SEC USE ONLY
4)	4) Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power 40
	6)	Shared Voting Power 1,008,658
	7)	Sole Dispositive Power 40
	8)	Shared Dispositive Power 1,008,658
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,008,698
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 7.6%
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 320218100		Page 3 of 8 Pages
1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	2) Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	3) SEC USE ONLY
4)	4) Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power 40
	6)	Shared Voting Power 1,008,658
	7)	Sole Dispositive Power 40
	8)	Shared Dispositive Power 1,008,658
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,008,698
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 7.6%
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 320218100		Page 4 of 8 Pages
1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Capital Advisors, LLC 27-0640560
2)	2) Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	3) SEC USE ONLY
4)	4) Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power 40
	6)	Shared Voting Power 0
	7)	Sole Dispositive Power 40
	8)	Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 40
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.001%
12)	Type of Reporting Person (See Instructions) IA

CUSIP No. 320218100	Page 5 of 8 Pages

ITEM 1(a). - NAME OF ISSUER:

First Financial Corporation

ITEM 1(b). - ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

One First Financial Plaza

Terre Haute, Indiana 47807

ITEM 2(a). - NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.

PNC Bancorp, Inc.

PNC Bank, National Association

PNC Capital Advisors, LLC

ITEM 2(b). - ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Bancorp, Inc. - 222 Delaware Avenue, Wilmington, DE 19801

PNC Bank, National Association - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Capital Advisors, LLC - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

ITEM 2(c). - CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

PNC Capital Advisors, LLC - Delaware

ITEM 2(d). - TITLE OF CLASS OF SECURITIES:

Common

ITEM 2(e). - CUSIP NUMBER:

320218100

ITEM 3. - IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☒	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP No. 320218100	Page 6 of 8 Pages

ITEM 4. - OWNERSHIP.

The information relating to the beneficial ownership of shares of common stock of the issuer by each of the reporting persons set forth in rows 5 through 9 and row 11 of the cover pages hereto is incorporated herein by reference.

Except for the year end share numbers described below, all share numbers reflected as beneficially owned by the reporting persons in this Schedule 13G/A are as of October 15, 2014 and ownership percentages are based on 13,355,272 shares of common stock issued and outstanding of the issuer as of August 5, 2014, as reported in the issuer’s Quarterly Report on Form 10Q for the quarterly period ended June 30, 2014 filed on August 7, 2014.

PNC Bank, National Association is co-trustee for certain trust accounts with 1,008,658 shares of common stock of the issuer (7.6% of the class). One trust account, T. Rigasco Trust, holds 900,458 shares (6.7% of the class) reported herein.

Along with PNC Bank, National Association, Mitchell E. Daniels, Jr. is co-trustee for the trust accounts. The reporting persons (other than PNC Capital Advisors, LLC which holds 40 shares of common stock of the issuer) may be deemed to share voting and dispositive power with Mitchell E. Daniels, Jr., as co-trustee, with respect to the 1,008,658 shares of common stock of the issuer held in the trust accounts.

The PNC trustee relationship existed on February 11, 2011 when PNC filed the Schedule 13G/A (Final Amendment) based on a clerical error disclosing that the reporting persons ceased to beneficially own more than 5% of the shares of common stock of the issuer. As of December 31, 2010 and 2011, the trust accounts beneficially owned 1,193,763 shares of common stock of the issuer, which was 9.1% of the outstanding common shares of the issuer. As of December 31, 2012 and 2013, the trust accounts beneficially owned 1,133,763 shares of common stock of the issuer, which was 8.6% of the outstanding common shares of the issuer.

PNC Capital Advisors, LLC acts as the investment adviser of a mutual fund that holds 40 shares of common stock of the issuer reported herein. As investment adviser to the mutual fund, PNC Capital Advisors, LLC has been granted the authority to dispose of and vote the shares.

The inclusion of the reporting persons and such securities in this report shall not be deemed an admission of beneficial ownership by the reporting persons for purposes of Sections 13(d) or 13(g) of the Act, or for any other purposes.

ITEM 5. - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6. - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

PNC Bank, National Association and Mitchell E. Daniels, Jr., as co-trustees, share the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock held by the trusts. The beneficiaries of one trust have the right to receive dividends from the common stock in their trust account.

PNC Capital Advisors, LLC has the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the issuer held by the mutual fund.

CUSIP No. 320218100	Page 7 of 8 Pages

ITEM 7. - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

PNC Capital Advisors, LLC - IA (wholly owned subsidiary of PNC Bank, National Association)

ITEM 8. - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9. - NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

CUSIP No. 320218100	Page 8 of 8 Pages

ITEM 10. - CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE PNC FINANCIAL SERVICES GROUP, INC.

By:	/s/ Gregory H. Kozich
Gregory H. Kozich
Senior Vice President and Controller

PNC BANCORP, INC.

By:	/s/ Laura L. Long
Laura L. Long
Assistant Secretary

PNC BANK, NATIONAL ASSOCIATION

By:	/s/ Gregory H. Kozich
Gregory H. Kozich
Executive Vice President and Controller

PNC CAPITAL ADVISORS, LLC

By:	/s/ Mark G. McGlone
Mark G. McGlone President

Dated: October 16, 2014

EXHIBIT A

AGREEMENT

October 16, 2014

The undersigned hereby agree to file a joint statement on Schedule 13G/A under the Securities and Exchange Act of 1934, as amended (the “Act”), with respect to shares of common stock issued by First Financial Corporation.

Each of the undersigned states that it is entitled to individually use Schedule 13G/A pursuant to Rule 13d-1(b) of the Act.

Each of the undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness or accuracy of the information concerning the others.

This Agreement applies to any amendments to this Schedule 13G/A.

THE PNC FINANCIAL SERVICES GROUP, INC.

By:	/s/ Gregory H. Kozich
Gregory H. Kozich
Senior Vice President and Controller

PNC BANCORP, INC.

By:	/s/ Laura L. Long
Laura L. Long Assistant Secretary

PNC BANK, NATIONAL ASSOCIATION

By:	/s/ Gregory H. Kozich
Gregory H. Kozich
Executive Vice President and Controller

PNC CAPITAL ADVISORS, LLC

By:	/s/ Mark G. McGlone
Mark G. McGlone President